January 26, 2015

Via EDGAR Transmission

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2013
Filed April 30, 2014
File No. 1-14732
Response to Staff Comment Letter dated December 23, 2014

Dear Mr. O’Brien:

Companhia Siderúrgica Nacional (the “Company”) received two comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) on December 23, 2014, concerning the Company’s annual report on Form 20-F filed on April 30, 2014 (the “2013 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments in the first letter. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 5 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2013 Form 20-F.

SEC Comment No. 1.

Note 9-Investments, page FS-30

a) Events in 2013

1)                  Please address the following points with respect to the disproportionate spin-off of Transnordestina Logística S.A. (“TLSA”):

•           Tell us, with a view toward disclosure, how you determined the R$1,984,204 fair value of the remaining investment in TLSA.

•           Tell us why it was necessary to separately adjust for the capitalized interest of R$185,206. Specifically address why these capitalized costs were not included in the R$1,714,232 carry amount of net assets.

•           We note that you have included the R$1,452,074 December 31, 2012 investment balance of TLSA in your rollforward of the investment balance from December 31, 2012 to December 31, 2013, as well as the R$659,106 gain on loss of control over TLSA. Tell us why you have included these amounts rather than the R$1,984,204 fair value of the TLSA investment.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	1

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•           With a view towards future disclosure, clarify the accounting for, and financial statement implications of, the decline in your equity interests of FTL from 99.99% to 88.41%.

Response to Comment No. 1.

Fair value of the remaining investment in TLSA

The fair value of the remaining investment in TLSA was determined in accordance with IFRS 13 – Fair value measurement. The Company used the income approach technique to determine the fair value of the future cash flows from investments, net revenues and expenses obtained from the operation of the Railway System II, based on its business plan for TLSA, which included the system capacity volumes for each type of goods transported and market prices and conditions, among others. In addition, the Company took into consideration  in determining fair value the following: (i) TLSA’s concession agreement expires in 2057, (ii) the rate of return established in TLSA’s concession agreement may not exceed 6.75% p.a. plus inflation, as calculated by the IPCA, during the life of the concession, and (iii) in the event the rate of return reaches the concession-rate limit before 2057, the concession agreement will expire at that time.

Capitalized interest

The Company chose to separately adjust for capitalized interest in connection with TLSA because this amount was recorded separately under “property, plant & equipment – construction in progress” in the different legal entities. In other words, the investments were recorded under the legal entity TLSA and the capitalized interest under the parent company (CSN), and both are presented together in the consolidated financial statements.

The Company notes that the presentation of these amounts separately does not affect the gain on loss of control, as presented in Note 24 – Other Operating Income (Expenses), FS 63, as shown below:

	As presented: separate amounts	Alternative: single amount
	(in thousands of R$)
(+) Fair value of the remaining investment	1,984,204	1,984,204
(-) Carrying amount of net assets	1,714,232	1,899,438
(+) Carrying amount of non-controlling interests	389,133	389,133
(=) Gain on loss of control over Transnordestina	659,105	473,899
(-) Capitalized interest written off	185,206	-
(=) Gain on loss of control over Transnordestina	473,899	473,899

Investment balance of TLSA and rollforward of the investment balance

The Company notes that other items that affected its investment in TLSA were reflected under other line items together with the overall effect under these line items for all of the Company’s investments during 2013.

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	2

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Please find below a reconciliation of the R$1,984,204 thousand and the amounts included in the table on page FS-31:

Amount (in thousands of R$)
TLSA investment balance as of December, 2012	1,452,074
Capital Increase	152,973
Capital reduction of net assets merged into FTL	(153,305)
Comprehensive income	1,422
Loss for the year	(128,066)
Gain on loss of control over TLSA	659,106
TLSA investment balance as of December, 2013	1,984,204

Additionally, please find below an alternative presentation considering adjustment of reconciliation in the rollforward of the investment balance that we are proposing to present in future filings:

	As presented	Reconciliation	Alternative - In a single amount
Opening balance of investments	10,839,787	-	10,839,787
Transnordestina Investment balance	1,452,074	532,130	1,984,204
Capital Increase/acquisition of shares	164,941	(152,973)	11,968
Capital reduction	(153,305)	153,305	-
Dividends	(85,998)	-	(85,998)
Comprehensive income	73,213	(1,422)	71,791
Share of profits of investees	542,711	128,066	670,777
Gain on loss of control over Transnordestina	659,106	(659,106)	-
Other	(5,506)	-	(5,506)
Closing balance of investments	13,487,023	-	13,487,023

Decline in equity interests of FTL from 99.99% to 88.41%

In December of 2013, as part of an amendment to the Concession Agreement of the Northeast Railway System and the new Shareholders’ Agreement of TLSA, there was a partial spin-off of TLSA into FTL, pursuant to which the assets and liabilities relating to Railway System I were transferred to FTL and the Company maintained control of Railway System I and FTL.

As a result, FTL received a capital increase, from the Company and its partner in TLSA (Taquari Participações S.A.), in an amount equivalent to the net assets of Railway System I as follows:

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	3

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	FTL Capital before TLSA Spin-Off	%	Capital increase due to TLSA Spin-Off	FTL capital after TLSA Spin-Off	%
CSN	152,937	100%	153,305	306,242	88.41%
Taquari	-	-	40,145	40,145	11.59%
Total	152,937	100%	193,450	346,387	100%

The capital increase in FTL was a result of the partial spin-off of TLSA, both recorded at the same book value, and, thus, had no effect on the Company’s consolidated financial statements. Although the percentage interest the Company holds in FTL has decreased, the Company still controls FTL, which is fully consolidated on its financial statements.

SEC Comment No. 2.

b) Changes in investments in joint ventures, associates, and other investments, page FS-31

2)                  Please clarify whether the share of profit of jointly controlled entities relates only to your joint ventures as the title of this table would indicate. If not, given that we note that you proportionately consolidate your direct interests in joint arrangements, please address the appropriateness of this presentation, including the inclusion of R$542,711 in your rollforward of your investment balance. Please separately identify the entities comprising the R$542,711 and address the nature of the reclassified portions of your share of profit of jointly controlled entities to cost of sales, finance costs, and taxes for the years presented.

Response to Comment No. 2. The table presented on page FS-31 represents the total share of profit of the Company’s joint arrangements classified as joint ventures, which are accounted for under the equity pick up method, and our related equity interests in an associate, as follows:

	% Equity interest	Classification under IFRS	Share of Profits FY2014
Arvedi Metalfer do Brasil S.A.	20.0	Associate	(3,617)
MRS Logística S.A. (“MRS”)	33.3	Joint Venture	127,225
Transnordestina Logística S.A.	77.3	Joint Venture	(128,066)
Nacional Minérios S.A. (“Namisa”)	60.0	Joint Venture	544,695
CBSI – Companhia Brasileira de Serviços de Infraestrutura	50.0	Joint Venture	2,474
Total share of profits of joint ventures and associate	-	-	542,711

During 2014, the Company and its joint-ventures MRS and Namisa entered into transactions classified in both categories (upstream and downstream) related to railway transportation services, port services and iron ore ROM sales. Accordingly, the results of the transactions were eliminated, net of taxes, as required by IAS 28, as follows:

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	4

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Reclassifications	Amount (in thousands of R$)	Nature
To cost of sales	(137,418)	Railway transportation services provided by MRS to the Company
To finance costs	(624,096)	Interest income on advances made by Namisa to the Company for port services and ROM agreement
To taxes	258,914	Effect of taxes on the amounts above

SEC Comment No. 3.

3)                  Please tell us, with a view towards future disclosure the nature of the R$120,102 elimination of TSLA’s profit and how such amount was determined.

Response to Comment No. 3.

The amount of R$542,711 thousand includes the Company’s share of the net results of TLSA  in the amount of R$ 128,066 as demonstrated in the Company’s response to the Staff’s Comment 1 above. The amount of R$120,102 thousand refers to the Company’s share of TLSA’s net results  from January 1, 2013 to November 30, 2013.

The difference between these amounts relate to the one month period ended on December 31, 2013 and was recorded as a share of profits of joint ventures. As a result, the Company’s consolidated income statement was presented with the inclusion of this difference under the equity pick up method in the amount of R$7,964 thousand.

SEC Comment No. 4.

4)                  You indicate in note 1 on page FS-11 that some joint arrangements were considered “as joint operation in 2013 due to the application of IFRS 11” and indicated that further details were provided in note 3. Please identify these entities and where the additional details have been provided.

Response to Comment No. 4.

The Company included in note 2, FS-10, a table with all of the Company’s investments (direct and indirect) segregated by classification under specifics IFRS requirements. Joint arrangements classified as joint operations were included as “direct interest in jointly controlled entities: proportionate consolidation.” The entities comprised in that classification were:

	% Equity interest	Core business
Itá Energética S.A.	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	Electric power consortium

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	5

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It is important to clarify that there were no changes in the accounting for these joint controlled entities from 2012 to 2013 as a result of the adoption of IFRS 11.

Note 3 provides details about technical analysis and relevant effects on financial statements related to the reclassification of investments in joint ventures but without including specific details on the three joint operations.

SEC Comment No. 5.

Note 10- Property, Plant, and Equipment, page FS-36

5)                  We note your disclosure stating that due to the disproportionate spin-off of TLSA, TLSA assessed the future performance of its operating assets related to Railway System I, and the analysis resulted in recognition of an impairment loss of R$279,296, recognized in line item “Other operating expenses” in subsidiary and consolidated of R$216,446. Please tell us the whether this loss was contemplated and reflected before or after the Company determined the fair value of the remaining investment in TLSA as disclosed on page FS-31. Specifically address the timing of both the gain and loss recognition.

Response to Comment No. 5.

On September 20, 2013, in connection with the execution of an amendment to the Concession Agreement of the Northeast Railway System which provided for the split of the system into two cash generation units (Railway System I and Railway System II), the Company began the assessment of the future performance of its operating assets related to Railway System I (the unit for which the Company retained control) separately.

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	6

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In October of 2013, the Company completed this analysis and recorded an impairment loss of R$279,296 thousand, under “Other operating expenses,” in connection with Railway System I. The recoverable amount of these assets was determined based on the value in use and the discount rate used to measure the value in use was 9.15% per year.

In December of 2013, the Company’s shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II. As a result, assets related to Railway System I were spun-off and merged into FTL at book value, net of the impairment loss recorded in October 2013. The remaining balance of TLSA at book value was compared with the fair value of the Railway System II and generated the gain on loss of control in the amount of R$473,899 thousand before taxes, that was recorded in December 2013. The complete accounting effects of the Northeast Railway System split were recorded in the fourth quarter of 2013.

The table below presents a summary of the events in the Company’s share of the net equity of TLSA:

Amount (in thousands of R$)
TLSA balance before spin-off	1,999,569
(+) Capital increase	26,460
(-) Share of profit of TLSA of the period between September and December, 2013, which includes the impairment on Railway System I on October, 2013 in amount of R$ 279,296	(112,680)
(-) other	(5,667)
TLSA balance as of December, before spin-off	1,907,682
(-) Spin-off of Railway System I merged into FTL	(193,450)
TLSA net assets as of December, before the loss of control	1,714,232
CSN Interest on TLSA – 77.30%	1,325,099
(+) Capitalized interest under the Parent company (CSN)	185,206
TOTAL TLSA investment as of December, 2013, before the loss of control	1,510,305
(+) Gain on loss of control over TLSA	473,899
TLSA investment balance as of December, 2013	1,984,204

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	7

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The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Maria Beatriz Martinez Alves at +55-11-3049-7537.

Sincerely,

/s/ Rogério Leme Borges dos Santos_
Companhia Siderúrgica Nacional
By: Rogério Leme Borges dos Santos
Title: Controller and Principal Financial Officer

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP	8

#4842-1185-4369v3